UNITED STATES

SECURITIES AND EXHANGE COMMISSION

WASHINGTON D.C.

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Environmental Science and Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29408J 105

(CUSIP Number)

John G. Nossiff, Esq.

The Nossiff Law Firm LLP

300 Brickstone Sq., St 201

Andover, MA 01810

(978) 409 2648

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 14, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Pending
1.	Names of Reporting Persons Michael R. Rosa
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 10,557,500
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 10,557,500
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,557,500
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 30.2%
14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer
Common Stock, $.0001 par value
Environmental Science and Technologies, Inc. 4 Wilder Dr., #7 Plaistow, New Hampshire 03865
Item 2.	Identity and Background

(a)

Michael R. Rosa is an individual whose business address is:

(b)

c/o ENCO Industries, Inc.
4 Wilder Drive, #7
Plaistow, NH 03865

(c)

Michael R. Rosa is the Chief Executive Officer of ENCO Industries, Inc., a corporation engaged in the environmental containment business and whose business address is:

4 Wilder Drive, #7
Plaistow, NH 03865

Michael R. Rosa is also the Chief Executive Officer of the Issuer,  a corporation that is engaged in the sale of environmental and safety and security products and whose business address is:

4 Wilder Drive, #7
Plaistow, NH 03865

(d)

 Michael R. Rosa has not during the past 5 years been convicted in any criminal proceeding.

(e)

Michael R. Rosa has not during the past 5 years been subject to a civil or judicial proceeding as a result of which he was or is subject to a judgment or final order enjoining violations of the securities laws or finding any violation of such laws.

Item 3.	Source and Amount of Funds or Other Consideration
Not applicable as this Schedule 13D Amendment is reporting the surrender to the Issuer of 6,692,500 shares of common stock.
Item 4. (a)-(j)

Purpose of Transaction

The reporting person has surrendered 6,692,500 shares of common stock to the Issuer for no consideration from the Issuer.  The purpose of the transaction was to facilitate the acquisition by Mark and Wanda Shefts of a substantial equity investment in the Issuer’s common stock. In connection with the Shefts’ investment transaction, in which $125,000 was invested, Mr. Rosa surrendered to the Issuer for cancellation approximately 6,692,500 shares of the Issuer’s common stock. As a result of these transactions, Mr. Rosa and Mr./Mrs. Shefts will have an equal equity position in the Issuer. The Issuer, Mr. Rosa (the reporting person) and Mr. Shefts have agreed that Mr. Shefts has the option of becoming CEO and a director of the Issuer.  In addition, in the event Mr. Rosa, a director and CEO of the Issuer, are unable to agree on a third member of the board of directors, Mr. Shefts has the right to appoint the third director.

Item 5.	Interest in Securities of the Issuer
A	Michael R. Rosa Amount: 10,557,500 Percentage: 30.2%
Sole Voting Power: 10,557,500
Shared Voting Power: 0
Sole Dispositive Power: 10,557,500
Shared Dispositive Power: 0
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Issuer, Mr. Rosa (the reporting person) and Mr. Shefts have agreed that Mr. Shefts has the option of becoming CEO and a director of the Issuer.  In addition, in the event Mr. Rosa, a director and CEO of the Issuer, are unable to agree on a third member of the board of directors, Mr. Shefts has the right to appoint the third director. If the Board of Directors should determine to discontinue the operations of the Issuer as a result of determining the business is no longer viable, then, subject to compliance with applicable laws, the Issuer will sell its operating businesses to Michael R. Rosa, the current CEO, in exchange for his my surrendering to the Issuer all shares of Issuer Common Stock owned/controlled by him.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1.01 - Investment Agreement dated 07/14/2014

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 24, 2014
Date
/S/Michael R. Rosa
Michael R. Rosa

Mark Shefts	July 14 2014
160 Summit Ave.
Montvale, NJ 07645

Re: Investment in EST

Mark, this will confirm our agreement with respect to your investment and participation in the management of Environmental Science and Technologies, Inc. (the “Company”). We have agreed as follows:

Management

Effective immediately, you will begin providing executive management advisory services to the Company.  At your request, you will be appointed to the Board of directors and become CEO.  At such time, I, Michael Rosa, will resign as CEO and become President. You will provide management advisory services/serve as CEO for an aggregate period of one year for cash consideration in the amount of $1000 per month. Until such time as you formally join the Board of Directors, you may monitor Board of Directors meetings.

We shall negotiate in good faith for a period of 21 days to appoint a mutually agreeable person to act as a director of the Company. If we are unable to agree upon a person to serve as a director of the Company, then, we agree to appoint a person that you, Mark Shefts, designate as a director of the Company.

Balance Sheet Restructuring

You will extend your $100,000 Note until July 15, 2015 (and make it non-interest bearing). I will receive a non-interest bearing promissory note evidencing the approximate $100,000 owed to me for payroll, rent and advance payments with a maturity date that is coterminous with your Note. Upon the maturity of our respective Notes, we will mutually agree whether to further extend such notes or cancel them.

I will grant you a second mortgage in my side building to secure this $100,000 indebtedness.  You agree not to foreclose on this mortgage unless the Board determines to discontinue the business operations of the Company.

Equity Participation

I, Michael Rosa, will surrender that number of shares to the treasury of the company which leaves me with 10 million shares of common stock plus the number of shares you currently own/are entitled to under our preexisting agreement. You will be issued 10 million additional shares of common stock. Accordingly, you and I will have an equal stake in the company (10M+ shares). You will immediately invest $125,000 as consideration for this common stock.

Armageddon clause

If the Board of Directors should determine that the Company’s business is not viable, the Board will engage an independent CPA to advise it concerning the financial condition of the Company. The Board of Directors will give all due consideration to the advice of such CPA.  If the Board of Directors, after consideration of such advice, determines to discontinue the operations of the Company, then, subject to compliance with applicable laws, the Company will sell its operating businesses to me, Michael Rosa, in exchange for my surrendering to EST all shares of EST I own/control.

If the foregoing meets with your approval, please countersign this letter where indicated and return a copy to me, whereupon the company we will cause the requisite documentation to be prepared.

Environmental Science and Technologies, Inc.

Accepted and Agreed:

/s/Michael R. Rosa	/s/Mark Shefts
By: Michael R. Rosa, Chief Executive Officer	Mark Shefts individually

/s/Michael R. Rosa
Michael R Rosa, individually